November 3, 2023

VIA EDGAR

Ms. Jeanne Baker

Mr. Terrence O’Brien

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Village Farms International, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed March 9, 2023

Item 2.02 Form 8-K filed March 9, 2023

Response dated May 17, 2023

Response dated August 11, 2023

Form 10-Q for the Quarter Ended June 30, 2023

Filed August 9, 2023

File No. 001-38783

Dear Ms. Baker and Mr. O’Brien,

This letter is in response to your letter dated October 13, 2023 and our phone call on October 11, 2023.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment. Dollar amounts presented herein are in thousands, consistent with the Company’s financial statements and periodic reports, and unless otherwise stated, are in United States dollars (C$ = Canadian dollars).

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis

Non-GAAP Measures

Reconciliation of Net Income to Adjusted EBITDA, page 61

1.

We note your response to prior comment 1 regarding your adjustments to remove the loss on the write down of inventory to net realizable value and the share of loss on JV inventory impairment. Notwithstanding your rationale for excluding these inventory losses from your non-GAAP adjusted EBITDA measure, these adjustments appear to be part of the normal course of your operations and therefore inconsistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures. Please confirm you will no longer exclude these inventory losses from your adjusted EBITDA measure. This comment is also applicable to prior comments 13, 14 and 16 from our letter dated April 5, 2023. Please also confirm that you will no longer exclude these inventory losses from presentation of costs of sales, gross margin and/or gross margin %.

Response:

The Company acknowledges the Staff’s comment and although the Company believes that its inventory adjustments in its presentation of non-GAAP financial measures were appropriate under the circumstances and not misleading (for the reasons discussed in the Company’s prior response letters dated May 17, 2023 and August 11, 2023), the Company confirms that in future filings, the Company will no longer exclude these inventory losses in its presentation of adjusted EBITDA and will not present cost of sales, gross margin and/or gross margin % on a basis that excludes similar inventory adjustments.

In furtherance of the above, in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2023 (and in its Q3 2023 earnings press release), when presenting its comparison of nine-months 2023 adjusted EBITDA to nine-months 2022 adjusted EBITDA, the Company will revise its non-GAAP adjustment for “JV exit-related costs” for the nine months ended September 30, 2022 to exclude the portion attributable to the inventory of the joint venture that was written down in connection with exiting the joint venture, with an explanatory footnote as follows:

•

“For the nine months ended September 30, 2022, we previously included an adjustment for $2,284 of obsolete inventory associated with the JV exit that is now being excluded in response to comments from and discussions with the Staff of the U.S. Securities and Exchange Commission.”

In addition, in the Company’s annual report on Form 10-K for the year ended December 31, 2023 (and in its Q4/year-end earnings press release), when presenting its comparison of 2023 adjusted EBITDA to 2022 adjusted EBITDA, the Company will revise its 2022 adjusted EBITDA to remove its non-GAAP adjustments for “Loss on inventory write-down to net realizable value” of $11,038 and “Share of loss on JV inventory impairment” of $2,284, with the following explanatory footnote:

•

“For the year ended December 31, 2022, we previously included adjustments for (1) $11,038 of inventory written down to net realizable value and (2) $2,284 of obsolete inventory associated with the JV exit, each of which is now being excluded in response to comments from and discussions with the Staff of the U.S. Securities and Exchange Commission.”

If the Company records any similar inventory write-downs in any future periods, the Company confirms that it will not make any non-GAAP adjustments for such write-downs in its future filings, to the extent necessary to comply with the Staff’s guidance.

2.

We note your disclosure on page 18 that other income (expense) for the three months ended June 30, 2023 was $5,602 as compared to ($30) for the three months ended June 30, 2022. The increase in other income was primarily attributable to a favorable legal settlement in the three months ended June 30, 2023. Please tell us the nature of the legal settlement. Quantify the amount of the legal settlement and address whether or not the gain is included in the determination of your segment’s net income (loss). In addition, address the following:

•

We note that you do not exclude the legal settlement gain from your non-GAAP adjusted EBITDA measure. Tell us how you considered the guidance in Question 100.03 of the Compliance and Disclosure Interpretations on Non-GAAP Measures; and

•

Notwithstanding the above, we note that your press release dated August 9, 2023 includes a prominent bullet point on the improvement in operation loss and highlights certain sequential and/or consecutive improvements in segment adjusted EBITDA. Please address the extent of which the legal settlement gain impacted operating loss and segment adjusted EBITDA comparisons period to period. If the legal settlement gain contributed to the sequential and/or consecutive improvements, please explain why you did not highlight and discuss the legal settlement gain

Response:

The settlement relates to the partial recovery by the Company from third-party suppliers of prior and current year operational losses arising out of the recurring impact of the Tomato Brown Rugose Fruit Virus (ToBRFV), which has caused significant operational losses for the Company over the past several years and continues to negatively impact the Company’s produce operations (as described on pages 24, 47 and 55-56 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022). The Company regularly monitors the quality of its supply inputs and routinely seeks compensation from its suppliers for any defects, and accordingly views any damages recovered in connection therewith as being within the ordinary course of its operations.

In connection with this settlement, the Company recognized net settlement income of $5,585. The settlement was included within Other Income, in both the Company’s consolidated operating income ($5,602) and net income for the three- and six-months period ended June 30, 2023, as well as within the Company’s VF Fresh (Produce) segment other income ($5,135) and net income. Similarly, the operational losses caused by ToBRFV have been reflected in the Company’s current consolidated and Produce segment operational losses as well as the past several years.

The Company acknowledges the Staff’s guidance in Question 100.03 of the Compliance and Disclosure Interpretations on Non-GAAP Measures (“Question 100.03”) and respectfully believes that Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures (“Question 100.01”) would prohibit the Company from making adjustments to Adjusted EBITDA for such normal, recurring cash gains that are directly related to the Company’s operations and correspond to the Company’s operational losses for ToBRFV as reported in its financial statements. By the contrast, the Company has historically made non-GAAP adjustments for settlements that were outside of the ordinary course of business and unrelated to the Company’s underlying operations. For example, in 2020, the Company made a non-GAAP adjustment for a gain on its settlement agreement with the Company’s joint venture partner for its Canadian cannabis business until the Company bought out the remaining JV share in November 2020. Unlike the 2023 supply product settlement, the 2020 JV settlement related to a corporate-level agreement and the gain thereon was not recorded as an operational gain and as such the Company appropriately reduced its reported Adjusted EBITDA by $(4,681). The Company respectfully submits that Question 100.03 does not require the Company to make an adjustment to Adjusted EBITDA to reflect the gain on settlements relating to its day-to-day operations, including the aforementioned gain that was recognized in the second quarter of 2023. Instead, the Company submits that Question 100.01 would actually prohibit the Company from doing so.

While the June 2023 settlement did materially contribute to the Company’s improved results in its VF Fresh (Produce) segment, even without the settlement, the Company’s three- and six- month results for 2023 substantially improved from the Company’s prior year three- and six-month results, on a VF Fresh (Produce) segment basis. The net (loss) from VF Fresh (Produce) for the three months ended June 30, 2022 was $(9,350), as compared to $(698) for the three months ended June 30, 2023, and for the six months ended June 30, 2022 was $(15,095), as compared to $(3,317) for the six months ended June 30, 2023, with an adjusted EBITDA loss of $(10,282) and $(16,483) for the three and six months ended June 30, 2022, as compared to positive adjusted EBITDA of $1,330 and $335 for the three and six months ended June 30, 2023, respectively. The net and adjusted EBITDA losses in the 2022 periods were due in large part to the negative impact of ToBRFV on the Company’s Texas crop cycle that ended in June 30, 2022, as mentioned in the Company’s second quarter 2022 earnings release dated August 9, 2022 in the Management commentary on page 1 (“…..which has been exacerbated by the continued impact of the Brown Rugose virus that has impacted the global tomato industry”). Even absent the 2023 product supply settlement, the results of the VF Fresh (Produce) segment in the 2023 three- and six-month periods improved substantially as compared to the 2022 three- and six-month results.

The Company did not highlight the settlement gain in the Company’s second quarter 2023 earnings release both because organic improvements in the VF Fresh (Produce) were substantial and because the terms of the settlement were highly confidential pursuant to the terms of the settlement agreement entered into with the relevant supplier. Nevertheless, the Company acknowledges the Staff’s comment, and in the future filings and earnings releases, the Company will ensure that it discusses the material factors that drive the operating results of the Company and its segments, where appropriate.

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If you have any questions or would like to discuss any of the above, please do not hesitate to contact the undersigned (Stephen Ruffini, Chief Financial Officer of the Company) at (407) 936-1190 or Chris Bornhorst of Torys LLP at (212) 880-6047.

Very Truly Yours,

/s/ Stephen C. Ruffini
Stephen C. Ruffini
Executive Vice President and Chief Financial Officer

cc:	Christopher R. Bornhorst Esq., Torys LLP